

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2017

Via E-mail
Mr. Richard D. Moss
Chief Financial Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

     Re: **Hanesbrands Inc.**
             Form 10-K for the Year Ended January 2, 2016
             Filed February 5, 2016
             File No. 001-32891

Dear Mr. Moss:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/Craig Arakawa

                     Craig Arakawa
                     Accounting Branch Chief
                     Office of Beverages, Apparel and Mining